[LOGO](R)
                                   SYNOVUS(R)
                                FINANCIAL CORP.


JAMES H. BLANCHARD
CHAIRMAN OF THE BOARD
                                                         March 16, 2000

Dear Shareholder:

     You are cordially invited to attend our Annual Meeting of Shareholders at 10:00 a.m. on Thursday, April 20, 2000, in the South Hall of the Columbus, Georgia Convention & Trade Center. Enclosed with this Proxy Statement are your proxy card and the 1999 Annual Report.

     We hope that you will be able to be with us and let us give you a review of 1999. Whether you own a few or many shares of stock and whether or not you plan to attend in person, it is important that your shares be voted on matters that come before the meeting. To make sure your shares are represented, we urge you to vote promptly.

     Thank you for helping us make 1999 a good year. We look forward to your continued support in 2000 and another good year.

                                        Sincerely yours,
                                        /s/James H. Blanchard
                                        JAMES H. BLANCHARD

Synovus Financial Corp.     Post Office Box 120     Columbus, Georgia 31902-0120



                                   SYNOVUS(R)
                                 FINANCIAL CORP.


                    NOTICE OF THE 2000 ANNUAL MEETING OF SHAREHOLDERS

TIME............... 10:00 a.m. E.T.
                    Thursday, April 20, 2000

PLACE.............. South Hall
                    Columbus, Georgia Convention & Trade Center
                    801 Front Avenue
                    Columbus, Georgia 31901

ITEMS OF BUSINESS.. (1)  To elect three directors to serve until the Annual
                         Meeting of Shareholders in 2003.

                    (2) To approve the Synovus Financial Corp. 2000 Long-Term Incentive Plan.

                    (3) To transact such other business as may properly come before the meeting and any adjournment thereof.

RECORD DATE........ Holders of record of Synovus common stock at the close of business on February 11, 2000, are entitled to vote at the meeting.

ANNUAL REPORT...... Synovus' 1999 Annual Report, which is not a part of the proxy soliciting material, is enclosed.

PROXY VOTING....... It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card sent to you. Most shareholders can also vote their shares over the Internet or by telephone. If Internet or telephone voting is available to you, voting instructions are printed on the proxy card sent to you. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying Proxy Statement.

                                        /s/G. SANDERS GRIFFITH, III
                                        G. SANDERS GRIFFITH, III
                                        Secretary

Columbus, Georgia
March 16, 2000


YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE VOTE YOUR SHARES PROMPTLY.

                               TABLE OF CONTENTS

Voting Information.............................................................1
Election of Directors..........................................................3
Meetings and Committees of the Board...........................................6
Directors' Compensation........................................................7
Executive Officers.............................................................7
Stock Ownership of Directors and Executive Officers............................8
Directors' Proposal to Approve the Synovus Financial Corp.
     2000 Long-Term Incentive Plan.............................................9
Executive Compensation........................................................15
Stock Performance Graph.......................................................18
Compensation Committee Report on Executive Compensation.......................19
Compensation Committee Interlocks and
     Insider Participation....................................................21
Transactions With Management..................................................21
Principal Shareholders........................................................22
Relationships Between Synovus, Columbus Bank and
     Certain of Synovus' Subsidiaries and Affiliates..........................24
Section 16(a) Beneficial Ownership Reporting Compliance.......................27
Independent Auditors..........................................................28
General Information:
     Financial Information....................................................28
     Shareholder Proposals for the 2001 Proxy Statement.......................28
     Director Nominees or Other Business for Presentation
          at the Annual Meeting...............................................28
     Solicitation of Proxies..................................................29

                               VOTING INFORMATION

PURPOSE

     This Proxy Statement and the accompanying proxy card are being mailed to Synovus shareholders beginning March 16, 2000. The Synovus Board of Directors is soliciting proxies to be used at the 2000 Annual Meeting of Synovus Shareholders which will be held on April 20, 2000, at 10:00 a.m., in the South Hall of the Columbus, Georgia Convention & Trade Center. Proxies are solicited to give all shareholders of record an opportunity to vote on matters to be presented at the Annual Meeting. In the following pages of this Proxy Statement, you will find information on matters to be voted upon at the Annual Meeting of Shareholders or any adjournment of that meeting.

WHO CAN VOTE

     All shareholders of record of Synovus common stock as of the close of business on February 11, 2000 are entitled to vote. Shares can be voted at the meeting only if the shareholder is present or represented by a valid proxy.

SHARES OUTSTANDING

     A majority of the votes entitled to be cast by the holders of the outstanding shares of Synovus common stock must be present, either in person or represented by proxy, in order to conduct the Annual Meeting of Synovus Shareholders. On February 11, 2000, 252,246,801 shares of Synovus common stock were outstanding.

PROXIES AND VOTING PROCEDURES

    Your vote is important. Because many shareholders cannot attend the meeting in person, it is necessary that a large number be represented by proxy. Most shareholders have a choice of voting over the Internet, by using a toll-free telephone number or by completing a proxy card and mailing it in the postage-paid envelope provided. Please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for shareholders of record will close at 11:59 p.m. E.T. on April 19, 2000.

    You can revoke your proxy at any time before it is exercised by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the Annual Meeting. By providing your voting instructions promptly, you may save Synovus the expense of a second mailing.

    The Internet and telephone voting procedures are designed to authenticate shareholders by use of a control number and to allow you to confirm that your instructions have been properly recorded.

    The method by which you vote will in no way limit your right to vote at the Annual Meeting if you later decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the Annual Meeting.

    All shares entitled to vote and represented by properly completed proxies received prior to the Annual Meeting and not revoked will be voted at the Annual Meeting in accordance with your instructions. IF YOU DO NOT INDICATE HOW YOUR SHARES SHOULD BE VOTED ON A MATTER, THE SHARES REPRESENTED BY YOUR PROPERLY COMPLETED PROXY WILL BE VOTED AS THE BOARD OF DIRECTORS RECOMMENDS.

    If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this Proxy Statement went to press, we did not anticipate that any other matters would be raised at the Annual Meeting.

VOTES PER SHARE

     Holders of Synovus common stock are entitled to ten votes on each matter submitted to a vote of shareholders for each share of Synovus common stock owned on February 11, 2000 which: (1) has had the same owner since February 11, 1996;
(2) was acquired by reason of participation in a dividend reinvestment plan offered by Synovus and is held by the same owner who acquired it under such plan; (3) is held by the same owner to whom it was issued as a result of an acquisition of a company or business by Synovus where the resolutions adopted by Synovus' Board of Directors approving the acquisition specifically grant ten votes per share; (4) was acquired under any employee, officer and/or director benefit plan maintained for one or more employees, officers and/or directors of Synovus and/or its subsidiaries, and is held by the same owner for whom it was acquired under any such plan; (5) is held by the same owner to whom it was issued by Synovus, or to whom it was transferred by Synovus from treasury shares, and the resolutions adopted by Synovus' Board of Directors approving such issuance and/or transfer specifically grant ten votes per share; (6) was acquired as a direct result of a stock split, stock dividend or other type of share distribution if the share as to which it was distributed was acquired prior to, and has been held by the same owner since, February 11, 1996; (7) has been owned continuously by the same shareholder for a period of 48 consecutive months prior to the record date of any meeting of shareholders at which the share is eligible to be voted; or (8) is owned by a holder who, in addition to shares which are owned under the provisions of (1)-(7) above, is the owner of less than 1,139,063 shares of Synovus common stock (which amount has been appropriately adjusted to reflect stock splits and with such amount to be appropriately adjusted to properly reflect any other change in Synovus common stock by means of a stock split, a stock dividend, a recapitalization or otherwise). Shareholders of shares of Synovus common stock not described above are entitled to one vote per share for each share. The actual voting power of each holder of shares of Synovus common stock will be based on information possessed by Synovus at the time of the Annual Meeting.

     As Synovus common stock is registered with the Securities and Exchange Commission and is traded on the New York Stock Exchange, Synovus common stock is subject to the provisions of an NYSE rule which, in general, prohibits a company's common stock and equity securities from being authorized or remaining authorized for trading on the NYSE if the company issues securities or takes other corporate action that would have the effect of nullifying, restricting or disparately reducing the voting rights of existing shareholders of the company. However, the rule contains a "grandfather" provision, under which Synovus' ten vote provision falls, which, in general, permits grandfathered disparate voting rights plans to continue to operate as adopted. The number of votes that each shareholder will be entitled to exercise at the Annual Meeting will depend upon whether each share held by the shareholder meets the requirements which entitle one share of Synovus common stock to ten votes on each matter submitted to a vote of shareholders. Shareholders of Synovus common stock must complete the Certification on the proxy in order for any of the shares represented by the proxy to be entitled to ten votes per share. All shares entitled to vote and represented by properly completed proxies received before the polls are closed at the Annual Meeting, and not revoked or superceded, will be voted in accordance with instructions indicated on those proxies.

SHAREHOLDERS WHO DO NOT CERTIFY ON THEIR PROXY CARDS THAT THEY ARE ENTITLED TO TEN VOTES PER SHARE WILL BE ENTITLED TO ONLY ONE VOTE PER SHARE.

SYNOVUS DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

     If you participate in this Plan, your proxy card represents shares held in the Plan, as well as shares you hold directly in certificate form registered in the same name.

REQUIRED VOTE

     The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast generally for the election of directors is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker "nonvotes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "nonvote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

     A plurality of the votes duly cast is required for the election of a director (i.e., the nominee receiving the greatest number of votes will be elected). Abstentions and broker nonvotes are not counted for purposes of the election of a director. A properly completed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Cumulative voting is not permitted. The affirmative vote of the holders of a majority of the votes cast thereon is required to approve the Directors' proposal to approve the Synovus 2000 Long-Term Incentive Plan. Any shares not voted (whether by abstention, broker nonvote or otherwise) have no impact on the vote.

COLUMBUS BANK AND TRUST COMPANY AND TOTAL SYSTEM SERVICES, INC.

     Synovus is the owner of all of the issued and outstanding shares of common stock of Columbus Bank and Trust Company(R)("Columbus Bank"). Columbus Bank owns individually 80.8% of the outstanding shares of Total System Services, Inc.(R) ("TSYS(R)"), a data processing company having 194,832,720 shares of common stock outstanding on February 11, 2000.

                             ELECTION OF DIRECTORS

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ALL NOMINEES.

NUMBER

     At the date of this Proxy Statement, the Board of Directors of Synovus consists of 16 members. As 20 board seats have been authorized by Synovus' shareholders, Synovus has four directorships which remain vacant. These vacant directorships could be filled in the future at the discretion of Synovus' Board of Directors. This discretionary power gives Synovus' Board of Directors the flexibility of appointing new directors in the periods between Synovus' Annual Meetings should suitable candidates come to its attention. The Board is divided into three classes whose terms are staggered so that the term of one class expires at each Annual Meeting of Shareholders. The terms of office of the Class I directors expire at the 2001 Annual Meeting, the terms of office of the Class II directors expire at the 2002 Annual Meeting and the terms of office of the Class III directors expire at the 2000 Annual Meeting. Three director nominees have been nominated for election as Class III directors at this meeting. Proxies cannot be voted at the 2000 Annual Meeting for a greater number of persons than the number of nominees named.

NOMINEES

     The following nominees have been selected by the Board for submission to the shareholders: Richard Y. Bradley, John P. Illges, III and William B. Turner, each to serve a three year term expiring at the Annual Meeting in the year 2003.

     The Board believes that each director nominee will be able to stand for election. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of the remaining nominees and in favor of any substitute nominee named by the Board. If you do not wish your shares voted for one or more of the nominees, you may so indicate on the proxy.

BOARD OF DIRECTORS

     Following is the principal occupation, age and certain other information for each director nominee and other directors serving unexpired terms.
--------------------------------------------------------------------------------

                                   Synovus        Year
                                   Director       First
                                   Classifi-      Elected           Principal Occupation
Name                       Age     cation         Director          and Other Information
-------------------------  -----   --------       ----------        -------------------------------------
Richard E. Anthony<F1>     53      II                1993           Vice Chairman of the Board,
                                                                    Synovus Financial Corp.; Chairman
                                                                    of the Board, First Commercial Bank
                                                                    of Birmingham (Banking Subsidiary
                                                                    of Synovus)

Joe E. Beverly             58      II                1983           Chairman of the Board, Commercial
                                                                    Bank, Thomasville, Georgia
                                                                    (Banking Subsidiary of Synovus);
                                                                    Director, Flowers Industries, Inc.

James H. Blanchard<F2>     58      I                 1972           Chairman of the Board and Chief
                                                                    Executive Officer, Synovus Financial
                                                                    Corp.; Chairman of the Executive
                                                                    Committee, Total System Services,
                                                                    Inc.; Director, BellSouth Corporation

Richard Y. Bradley<F3>     61      III               1991           Partner, Bradley & Hatcher (Law
                                                                    Firm); Director, Total System
                                                                    Services, Inc.

Walter M. Deriso, Jr.<F4>  53      II                1997           Vice Chairman of the Board,
                                                                    Synovus Financial Corp.; Chairman
                                                                    of the Board, Security Bank and
                                                                    Trust Company, Albany, Georgia
                                                                    (Banking Subsidiary of Synovus)

C. Edward Floyd, M.D.      65      I                 1995           Vascular Surgeon

Gardiner W. Garrard, Jr.   59      I                 1972           President, The Jordan Company
                                                                    (Real Estate Development); Director,
                                                                    Total System Services, Inc.

V. Nathaniel Hansford<F5>  56      I                 1985           President, North Georgia College
                                                                    and State University

John P. Illges, III        65      III               1997           Senior Vice President and Financial
                                                                    Consultant, The Robinson-Humphrey
                                                                    Company, Inc. (Stockbroker);
                                                                    Director, Total System Services, Inc.

Mason H. Lampton           52      II                1993           Chairman of the Board and President,
                                                                    The Hardaway Company and Chairman of the
                                                                    Board, Standard Concrete Products
                                                                    (Construction Companies);
                                                                    Director, Total System Services, Inc.

Elizabeth C. Ogie<F6>      49      II                1993           Director, W.C. Bradley Co. (Metal
                                                                    Manufacturer and Real Estate)

H. Lynn Page               59      I                 1978           Director, Synovus Financial
                                                                    Corp., Columbus Bank and Trust
                                                                    Company and Total System Services,
                                                                    Inc.

Robert V. Royall           65      I                 1995           Chairman of the Board, The National
                                                                    Bank of South Carolina (Banking
                                                                    Subsidiary of Synovus); Director, Blue
                                                                    Cross Blue Shield of South Carolina

Melvin T. Stith            53      II                1998           Dean, College of Business, Florida
                                                                    State University; Director, Rexall Sundown,
                                                                    Inc., Correctional Services Corp. and Keebler
                                                                    Foods Company

William B. Turner<F6><F7>  77      III               1972           Chairman of the Executive
                                                                    Committee, Columbus Bank and
                                                                    Trust Company and Synovus
                                                                    Financial Corp.; Advisory Director, W.
                                                                    C. Bradley Co. (Metal Manufacturer
                                                                    and Real Estate); Director,
                                                                    Total System Services, Inc.

James D. Yancey<F8>        58      I                 1978           President and Chief Operating Officer, Synovus
                                                                    Financial Corp.; Chairman of the Board,
                                                                    Columbus Bank and Trust Company;
                                                                    Director, Total System Services, Inc.
                                                                    and Shoney's, Inc.

-------------

<F1> Richard E. Anthony was elected Vice Chairman of Synovus in  September 1995.
     Prior to 1995, Mr. Anthony served, and continues to serve, as President of Synovus Financial Corp. of Alabama and Chairman of the Board of First Commercial Bank of Birmingham, both of which companies are subsidiaries of Synovus.

<F2> James H.  Blanchard  was elected  Chairman of the Board of Synovus in April
     1986. Prior to 1986, Mr. Blanchard served in various capacities with Synovus, Columbus Bank and/or TSYS, including President of Synovus.

<F3> Richard Y. Bradley  formed Bradley & Hatcher in September  1995.  From 1991 until 1995, Mr. Bradley served as President of Bickerstaff Clay Products Company, Inc.

<F4> Walter M.  Deriso,  Jr. was  elected  Vice  Chairman of Synovus in  January
     1997. Prior to 1997, Mr. Deriso served as President of Security Bank and Trust Company.

<F5> V. Nathaniel Hansford was elected President of North Georgia College and
     State University in July 1999. Prior to 1999, Mr. Hansford served as Professor and Dean Emeritus of the University of Alabama School of Law.

<F6> Elizabeth C. Ogie is William B. Turner's niece.

<F7> William B.  Turner was  elected  Chairman  of the  Executive  Committee  of
     Synovus in April 1986. Prior to 1986, Mr. Turner served in various capacities with Synovus and/or Columbus Bank, including Chairman of the Board of both Synovus and Columbus Bank.

<F8> James  D. Yancey  was  elected  President  and  Chief  Operating Officer of
     Synovus in April 1998. Prior to 1998, Mr. Yancey served in various capacities with Synovus and/or Columbus Bank, including Vice Chairman of the Board and President of both Synovus and Columbus Bank.

                     MEETINGS AND COMMITTEES OF THE BOARD

BOARD OF DIRECTORS

     The business affairs of Synovus are managed under the direction of the Board of Directors in accordance with the Georgia Business Corporation Code, as implemented by Synovus' Articles of Incorporation and bylaws. Members of the Board are kept informed through reports routinely presented at Board and committee meetings by the Chief Executive Officer and other officers, and through other means.

BOARD AND COMMITTEE MEETINGS

     The Board of Directors held eight meetings in 1999. All directors attended at least 82% of Board and committee meetings during 1999.

COMMITTEES OF THE BOARD

     Synovus' Board of Directors has three principal standing committees -- an Executive Committee, an Audit Committee and a Compensation Committee. There is no Nominating Committee of Synovus' Board of Directors. The following table shows the membership of the various committees.
--------------------------------------------------------------------------------

Executive                     Audit                              Compensation
----------                    -----                              -------------
William B. Turner, Chair      John P. Illges, III, Chair         Gardiner W. Garrard, Jr., Chair
James H. Blanchard            H. Lynn Page                       Mason H. Lampton
James D. Yancey               Melvin T. Stith                    V. Nathaniel Hansford
Richard Y. Bradley
Gardiner W. Garrard, Jr.
John P. Illges, III

--------------------------------------------------------------------------------

     Executive Committee. During the intervals between meetings of Synovus' Board of Directors, Synovus' Executive Committee possesses and may exercise any and all of the powers of Synovus' Board of Directors in the management and direction of the business and affairs of Synovus with respect to which specific direction has not been previously given by Synovus' Board of Directors. During 1999, Synovus' Executive Committee held four meetings.

     Audit Committee. The primary functions to be engaged in by Synovus' Audit Committee include: (i) annually recommending to Synovus' Board the independent certified public accountants to be engaged by Synovus for the next fiscal year;
(ii) reviewing the plan and results of the annual audit by Synovus' independent auditors; (iii) reviewing and approving the range of management advisory services provided by Synovus' independent auditors; (iv) reviewing Synovus' internal audit function and the adequacy of the internal accounting control systems of Synovus; (v) reviewing the results of regulatory examinations of Synovus; (vi) periodically reviewing the financial statements of Synovus; and
(vii) considering such other matters with regard to the internal and independent audit of Synovus as, in its discretion, it deems to be necessary or desirable, periodically reporting to Synovus' Board as to the exercise of its duties and responsibilities and, where appropriate, recommending matters in connection with the audit function with respect to which Synovus' Board should consider taking action. During 1999, Synovus' Audit Committee held three meetings.

     Compensation Committee. The primary functions to be engaged in by Synovus' Compensation Committee include: (i) evaluating the remuneration of senior management and board members of Synovus and its subsidiaries and the compensation and fringe benefit plans in which officers, employees and directors of Synovus are eligible to participate; and (ii) recommending to Synovus' Board whether or not it should modify, alter, amend, terminate or approve such remuneration, compensation or fringe benefit plans. During 1999, Synovus' Compensation Committee held four meetings.

                            DIRECTORS' COMPENSATION

COMPENSATION

     Synovus' directors receive a $20,000 annual retainer, and fees of $1,200 for each meeting of Synovus' Board of Directors and each Executive Committee meeting they personally attend. Members of the Committees of Synovus' Board of Directors (other than the Executive Committee) receive fees of $750, with the Chairmen of such Committees receiving fees of $1,200, for each Committee meeting they personally attend. In addition, directors of Synovus receive a $1,200 fee for each board meeting from which their absence is excused and a $1,200 fee for one meeting without regard to the reason for their absence.

DIRECTOR STOCK PURCHASE PLAN

     Synovus' Director Stock Purchase Plan is a nontax-qualified, contributory stock purchase plan pursuant to which qualifying Synovus directors can purchase, with the assistance of contributions from Synovus, presently issued and outstanding shares of Synovus common stock. Under the terms of the Director Stock Purchase Plan, qualifying directors can elect to contribute up to $1,000 per calendar quarter to make purchases of Synovus common stock, and Synovus contributes an additional amount equal to 50% of the directors' cash contributions. Participants in the Director Stock Purchase Plan are fully vested in, and may request the issuance to them of, all shares of Synovus common stock purchased for their benefit under the Plan.

CONSULTING SERVICES

     H. Lynn Page, a director and the former Vice Chairman of the Board of Synovus, and Synovus are parties to a Consulting Agreement pursuant to which Mr. Page was paid $24,000 by Synovus during 1999 for providing consulting and advisory services to Synovus in connection with portfolio management and potential opportunities for business expansion.

     Joe E. Beverly, a director and the former Vice Chairman of the Board of Synovus, and Synovus are parties to a Retirement Agreement pursuant to which Mr. Beverly was paid $24,000 by Synovus during 1999 for providing consulting and advisory services to Synovus relating to Synovus' affiliate banks.

                               EXECUTIVE OFFICERS

     The following table sets forth the name, age and position with Synovus of each executive officer of Synovus.

Name                        Age     Position with Synovus
-----------------------     ---     -------------------------------------------------
James H. Blanchard          58      Chairman of the Board and Chief Executive Officer
William B. Turner           77      Chairman of the Executive Committee
James D. Yancey             58      President and Chief Operating Officer
Richard E. Anthony          53      Vice Chairman of the Board
Walter M. Deriso, Jr.       53      Vice Chairman of the Board
G. Sanders Griffith, III    46      Senior Executive Vice President, General
                                     Counsel and Secretary
Thomas J. Prescott          45      Executive Vice President and
                                     Chief Financial Officer
Calvin Smyre                52      Executive Vice President, Corporate Affairs
Anne G. Dawahare            37      Chief Information Officer
Elizabeth R. James          38      Chief People Officer

     G. Sanders Griffith, III serves as Senior Executive Vice President, General Counsel and Secretary of Synovus, positions he has held since October 1995. From 1988 until 1995, Mr. Griffith served in various capacities with Synovus, including Executive Vice President, General Counsel and Secretary. Thomas J. Prescott was elected Executive Vice President and Chief Financial Officer of Synovus in December 1996. From 1987 until 1996, Mr. Prescott served in various capacities with Synovus, including Executive Vice President and Treasurer. Calvin Smyre was elected Executive Vice President of Synovus in November 1996. From 1976 until 1996, Mr. Smyre served in various capacities with Columbus Bank and/or Synovus, including Senior Vice President of Synovus. Anne G. Dawahare was elected Chief Information Officer of Synovus in July, 1998. Ms. Dawahare currently serves as President of Synovus Technologies, Inc., a position she has held since February, 1998, and has served in various capacities with Synovus since 1994. Elizabeth R. James was elected Chief People Officer of Synovus in July, 1998. Ms. James currently serves as President of Synovus Service Corp., a position she has held since June, 1996, and has served in various capacities with Columbus Bank and/or TSYS since 1986.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth ownership of shares of Synovus common stock by each director, by each executive officer named in the Summary Compensation Table on page 15 and by all directors and executive officers as a group as of December 31, 1999.

                              Shares of                          Shares of
                              Synovus            Shares of       Synovus
                              Common             Synovus         Common                         Percentage of
                              Stock              Common Stock    Stock           Total Shares   Outstanding
                              Beneficially       Beneficially    Beneficially    of Synovus     Shares of
                              Owned with         Owned with      Owned with      Common         Synovus
                              Sole Voting        Shared Voting   Sole Voting     Stock          Common Stock
                              and Invest-        and Invest-     but no Invest-  Beneficially   Beneficially
                              ment Power         ment Power      ment Power      Owned as of    Owned as of
Name                          as of 12/31/99     as of 12/31/99  as of 12/31/99  12/31/99<F1>   12/31/99
----------------------        ---------------    --------------  --------------  -------------- --------------
Richard E. Anthony              390,864          199,694            11,282            968,932            *
Joe E. Beverly                  426,893            4,100            14,316            585,739            *
James H. Blanchard            1,588,506             ---            233,678          2,909,288          1.0
Richard Y. Bradley               20,794          129,895              ---             150,689            *
Walter M. Deriso, Jr.            31,076            3,934              ---             182,751            *
C. Edward Floyd, M.D.         1,094,243          145,270              ---           1,239,513            *
Gardiner W. Garrard, Jr.        204,147        1,274,125              ---           1,478,272            *
G. Sanders Griffith, III         92,926             ---             10,844            405,993            *
V. Nathaniel Hansford           125,645          410,242              ---             535,887            *
John P. Illges, III             289,875          510,376<F2>          ---             800,251            *
Mason H. Lampton                 79,367          290,951<F3>          ---             370,318            *
Elizabeth C. Ogie                68,551       30,495,786<F4><F5>      ---          30,564,337         10.8
H. Lynn Page                    815,886           12,047              ---             827,933            *
Robert V. Royall                274,179          168,947              ---             719,808            *
Melvin T. Stith                   1,486               98              ---               1,584            *
William B. Turner                72,634       30,356,517<F5>          ---          30,429,151         10.8
James D. Yancey               1,015,873           61,677            22,561          1,733,330            *
Directors and Executive
  Officers as a Group
   (21 persons)               6,678,626       33,726,959           292,681         43,841,062         15.4

*    Less than one percent of the outstanding shares of Synovus common stock.
---------------------------

<F1> The totals shown for the following directors and executive officers of
     Synovus include the number of shares of Synovus common stock that each individual has the right to acquire within 60 days through the exercise of stock options:

          Person                                       Number of Shares
          ------                                       ----------------
     Richard E. Anthony                                     367,092
     Joe E. Beverly                                         140,430
     James H. Blanchard                                   1,087,104
     Walter M. Deriso, Jr.                                  147,741
     G. Sanders Griffith, III                               302,223
     Robert V. Royall                                       276,682
     James D. Yancey                                        633,219

     In addition, the other executive officers of Synovus have rights to acquire an aggregate of 273,986 shares of Synovus common stock within 60 days through the exercise of stock options.

<F2> Includes  62,667  shares  of  Synovus  common  stock  held by a  charitable foundation of which Mr. Illges is trustee.

<F3> Includes  264,687  shares of Synovus common stock held in a trust for which
     Mr. Lampton is not the trustee. Mr. Lampton disclaims beneficial ownership of such shares.

<F4> Includes 126,599  shares  of  Synovus  common  stock  held by a  charitable foundation of which Mrs. Ogie is a trustee.

<F5> Includes 2,620,493 shares of Synovus common stock held by a charitable foundation of which Mrs. Ogie and Mr. Turner are among the trustees, and 27,716,207 shares of Synovus common stock beneficially owned by TB&C Bancshares, Inc., of which Mrs. Ogie and Mr. Turner are officers, directors and shareholders.

     For a detailed discussion of the beneficial ownership of TSYS common stock by Synovus' named executive officers and directors and by all directors and executive officers of Synovus as a group, see "TSYS Common Stock Ownership of Directors and Management" on page 25.

        DIRECTORS' PROPOSAL TO APPROVE THE SYNOVUS FINANCIAL CORP. 2000
                            LONG-TERM INCENTIVE PLAN

    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

     Synovus' compensation program includes long-term performance awards under the Synovus Financial Corp. 2000 Long-Term Incentive Plan (the "2000 Plan"). The purpose of the 2000 Plan is to attract, retain, motivate and reward employees who make a significant contribution to Synovus' long-term success, and to enable such employees to acquire and maintain an equity interest in Synovus. Subject to approval by Synovus' shareholders, compensation paid pursuant to the 2000 Plan is intended, to the extent reasonable, to qualify for tax deductibility under
Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as may be amended from time to time ("Section 162(m)").

     Eligibility and Participation. Any employee of Synovus, excluding members of the Compensation Committee and any director who is not also an employee of Synovus, is eligible to be selected to participate in the 2000 Plan. Approximately 8,428 employees currently participate in the 2000 Plan. The Committee, as described below, has discretion to select participants from among eligible employees from year to year.

     Shares Subject to the Plan. The aggregate number of shares of Synovus common stock which may be granted to participants pursuant to awards granted under the 2000 Plan may not exceed twenty million (20,000,000).

     Awards Under the 2000 Plan. Pursuant to the 2000 Plan, Synovus may grant long-term perform ance awards to participants in the form of stock options, stock appreciation rights ("SARs"), restricted stock or performance awards.

     Stock Options. The Committee may grant options under the 2000 Plan in the form of qualified incentive stock options, nonqualified stock options or a combination thereof. Options may be granted either alone or in tandem with other awards granted under the 2000 Plan. Subject to the limits described herein, the Committee shall have discretion in determining the number of shares subject to options granted to each participant.

     The option price of nonqualified stock options may be equal to, or more or less than, one hundred percent (100%) of the fair market value of a share of Synovus common stock on the date the option is granted. The option price of qualified incentive stock options shall be at least equal to one hundred percent (100%) of the fair market value of a share of Synovus common stock on the date the option is granted. Options shall expire at such times as the Committee determines at the time of grant; provided, however, that no option shall be exercisable later than the tenth anniversary of its grant.

     Options granted under the 2000 Plan shall be exercisable at such times and subject to such restrictions and conditions as the Committee shall approve; provided that no option may be exercisable prior to six months following its grant. The option exercise price shall be payable in cash, by check or by such other instrument as deemed acceptable by the Committee. Payment of the exercise price and any withholding tax due at exercise may also be made through any program approved by the Committee (including a broker-dealer cashless exercise program).

     Options may only be transferred under the laws of descent and distribution and shall be exercisable only by the participant during his lifetime unless otherwise specified by the Committee at or after grant. The participant's rights in the event of termination of employment shall be specified by the Committee at or after grant.

     Subject to the terms of the 2000 Plan, the Committee may grant option price adjustment rights in conjunction with all or part of any option granted under the 2000 Plan, either at or after the time of grant of the option. Such adjustment rights are exercisable only at the same time and to the same extent as the corresponding option and shall terminate upon the termination or exercise of such option. Upon exercise, the participant shall be entitled to have applied as a credit against the exercise price of the related option an amount equal to the total number of shares subject to the adjustment right (or a portion thereof as designated by the participant) multiplied by a fixed percentage of the fair market value of a share of Synovus common stock on a date designated by the Committee.

     Stock Appreciation Rights. SARs granted under the 2000 Plan may be granted alone or in conjunction with all or part of any option granted under the 2000 Plan. Subject to the terms of the 2000 Plan, the Committee shall have discretion to determine the terms and conditions of any SAR granted under the 2000 Plan. With respect to an SAR granted in conjunction with an option, the grant price shall be equal to the option price of the related option, and such SAR shall terminate upon the termination or exercise of the related option. No SAR granted under the 2000 Plan may be exercisable prior to six months following its grant, except in the case of death (other than by suicide) or disability of the participant. The term of any SAR shall be determined by the Committee, provided that such term may not exceed ten years.

     SARs granted alone may be exercised upon the terms and conditions as are imposed by the Committee. An SAR granted in conjunction with an option may be exercised only with respect to the shares of common stock of Synovus for which the related option is exercisable. SARs granted in connection with an incentive stock option shall expire no later than the expiration of such incentive stock option; the value of the payout for such SARs may be no more than one hundred percent (100%) of the difference between the incentive stock option option price and the fair market value of the shares subject to such incentive stock option at exercise and may be exercised only when the fair market value of the shares subject to the incentive stock option exceeds the incentive stock option option price.

     Upon exercise, a participant will receive the difference between the fair market value of a share of common stock on the date of exercise and the grant price multiplied by the number of shares with respect to which the SAR is exercised. Payment due upon exercise may be in cash, in shares having a fair market value of the SAR being exercised, or in a combination of cash and shares, as determined by the Committee. The Committee may impose such restrictions on the exercise of SARs as may be required to satisfy the requirements of Section 16 of the Securities Exchange Act. SARs may only be transferred under the laws of descent and distribution and shall be exercisable only by the participant during his lifetime.

     Restricted Stock. Restricted stock may be granted in such amounts and subject to such terms and conditions as determined by the Committee. The Committee shall impose such conditions and/or restrictions on any shares of restricted stock as it deems advisable, including, but not limited to, a graduated vesting schedule and/or conditioning the grant of restricted stock on the attainment of performance goals. Each participant who is awarded restricted stock shall be issued a stock certificate in respect of such restricted stock, which shall be held in escrow by an escrow agent designated by the Committee, as provided under the 2000 Plan.

     During the six month period following the date of grant of restricted stock, or such longer period as may be determined by the Committee, restricted stock may not be sold, transferred, pledged or assigned. Except as limited by the 2000 Plan, the Committee may provide for the lapse of such restrictions or may accelerate or waive such restrictions based on performance or such other factors as determined by the Committee.

     Participants holding restricted stock shall have all of the rights of stockholders of Synovus, including the right to dividends, unless the Committee determines otherwise at the time of grant. Dividends or distributions credited during the restriction period and paid in shares shall be subject to the same restrictions as the shares of restricted stock with respect to which they were paid. All rights with respect to restricted stock shall be available only during a participant's lifetime, and each restricted stock award agreement shall specify whether the participant has a right to receive unvested restricted shares in the event of termination of employment.

     Performance Awards. Shares of stock and/or a payment in cash may be awarded under the 2000 Plan in the amounts and subject to the terms and conditions as determined by the Committee. The Committee may set performance objectives which, depending on the extent to which they are met, will determine the value of performance awards that will be paid out to participants. Participants shall receive payment of performance awards earned, in cash and/or shares of common stock, if the specified performance objectives have been obtained. The Committee may also establish a minimum level of performance below which no performance award may be payable.

     In the event a participant's employment is terminated by reason of death (other than by suicide), disability or retirement during a performance period, the participant shall receive a prorated payout of the performance award at the time and in the amount determined by the Committee. In the event employment is terminated for any other reason, the participant's rights to any performance award shall be forfeited. performance awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. A participant's rights under the 2000 Plan shall be exercisable only by the participant during his lifetime.

     Objective Performance Measures. Performance objectives applicable to awards granted under the 2000 Plan, as determined by the Committee, shall be chosen from among the following alternatives, unless and until the Committee proposes a change in such measures for shareholder vote or applicable tax and/or securities laws change to permit Committee discretion to alter such performance measures without obtaining shareholder approval: (i) total shareholder return; (ii) return on equity; (iii) earnings per share growth; and (iv) return on assets.

     Maximum Amount Payable to Any Participant. The maximum number of shares which may be awarded in any calendar year to any one participant is two million (2,000,000). The maximum cash amount which may be awarded in any calendar year to any participant is $1 million.

     Adjustments in Connection With Certain Events. The 2000 Plan provides that the Committee shall make a substitution or adjustment in the number of shares reserved for issuance under the 2000 Plan in the number and option price of shares subject to outstanding options and in the number of shares subject to SARs, restricted stock or performance awards, as it deems appropriate and equitable in connection with a change in corporate structure affecting Synovus' stock.

     Duration of the 2000 Plan. The 2000 Plan shall remain in effect from the date it is adopted by Synovus' Board until the date terminated by the Committee or Synovus' Board of Directors; provided, however, that no award shall be granted on or after the tenth anniversary of the 2000 Plan's effective date; provided further, however, that no future awards will be granted to Synovus' "covered employees," as defined below, unless shareholder approval of the 2000 Plan is obtained.

     Administration. The 2000 Plan will be administered by a committee of the Board of Directors of Synovus (the "Committee") which will be comprised of no fewer than two members who must be "outside directors" within the meaning of
Section 162(m). At least two of the Committee's members must be directors of both Synovus and TSYS. Initially, the administering committee shall be the Compensation Committee of Synovus' Board.

     The Committee shall have authority to: (i) determine individuals to whom awards will be granted; (ii) determine the terms and conditions upon which awards shall be granted, including any restriction based on performance or other factors; (iii) determine whether and to what extent awards shall be deferred; and (iv) make all other determinations, perform all other acts, exercise all other powers, and establish any other procedures it deems necessary, appropriate or advisable in administering the 2000 Plan and maintaining compliance with applicable law.

     Amendment of the 2000 Plan. Synovus' Board of Directors may amend, alter or discontinue the 2000 Plan at any time except that no such amendment, suspension or discontinuation of the 2000 Plan may affect an existing award under the 2000 Plan without the affected participant's consent. In addition, no amendment, alteration or discontinuation shall be made, without the approval of shareholders, which would: (i) increase the total number of shares reserved under the 2000 Plan; (ii) decrease the option price of any option to less than one hundred percent (100%) of the fair market value of a share on the date of grant; (iii) change the participants or class of participants eligible to participate in the 2000 Plan; or (iv) materially increase the benefits accruing to participants. The 2000 Plan, which was originally named the Synovus Financial Corp. 1996 Long-Term Incentive Plan, was adopted by Synovus' Board of Directors in 1996. On February 1, 2000, Synovus' Board of Directors amended the 1996 Plan to add additional authorized shares and to rename it the 2000 Plan.

     Change in Control. In the event of a change in control of Synovus, as defined in the 2000 Plan, the vesting of any outstanding awards granted under the 2000 Plan shall be accelerated and all such awards shall be fully exercisable.

     Federal Income Tax Consequences of the 2000 Plan. The income tax consequences under current federal tax law to participants and to Synovus and its subsidiaries of incentive compensation awarded under the 2000 Plan is generally as described below. Local and state tax authorities, however, may also tax incentive compensation awarded under the 2000 Plan.

     Consequences to Participants. Generally, for federal income tax purposes, a participant will realize ordinary income and will incur tax liability upon receipt of the payment of an award under the 2000 Plan in an amount equal to such payment, if in cash, or the fair market value of any unrestricted shares of stock received. The tax consequences to participants of the individual types of awards which may be granted under the 2000 Plan are described below.

     Qualified Incentive Stock Options. With respect to options which qualify as incentive stock options, a participant will not recognize ordinary income for federal income tax purposes at the time options are granted or exercised. If the participant disposes of shares acquired by exercise of an incentive stock option before the expiration of two years from the date the options are granted, or within one year after the issuance of shares upon exercise of the incentive stock option, the participant will recognize in the year of disposition: (a) ordinary income, to the extent that the lesser of either (1) the fair market value of the shares on the date of option exercise or (2) the amount realized on disposition exceeds the option price; and (b) capital gain (or loss), to the extent that the amount realized on disposition differs from the fair market value of the shares on the date of option exercise. If the shares are sold after expiration of these holding periods, the participant will realize capital gain or loss (assuming the shares are held as capital assets) equal to the difference between the amount realized on disposition and the option price.

     Nonqualified Stock Options. With respect to options which do not qualify as incentive stock options, the participant will recognize no income upon grant of the option and, upon exercise, will recognize ordinary income to the extent of the difference between the amount paid by the participant for the shares and the fair market value of the shares on the date of option exercise. Upon a subsequent disposition of the shares received under the option, the participant will recognize capital gain or loss, as the case may be, to the extent of the difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition (assuming the shares are held as capital assets).

     Stock Appreciation Rights. Ordinary income will be recognized by a participant upon the exercise of an SAR, in an amount equal to the cash received or the fair market value of the shares received on the exercise date.

     Restricted Stock. Participants holding restricted stock will recognize ordinary income in the year in which the restrictions lapse, in the amount of the fair market value of the shares as of the date of lapse of the restrictions, unless the participant elects to include the fair market value of the shares as of the date of grant in ordinary income at that time.

     Performance Awards. Ordinary income will be recognized by a participant in the year in which it is received in an amount equal to the amount of the performance award on the date of receipt.

     Consequences to Synovus and Its Subsidiaries. In general, Synovus will receive an income tax deduction at the same time and in the same amount as the amount which is taxable to the employee as compensation, except as provided below. To the extent a participant realizes capital gains, as described above, Synovus and its subsidiaries will not be entitled to any deduction for federal income tax purposes.

     Under Section 162(m), compensation paid by a public company in excess of $1 million for any taxable year to "covered employees" generally is not deductible by the company or its affiliates for federal income tax purposes unless it is related to the performance of the company, is paid pursuant to a plan approved by shareholders of the company and meets certain other requirements.

     Generally, "covered employees" is defined under Section 162(m) as any individual who is the chief executive officer or is among the four other highest paid executive officers named in the summary compensation table in the company's proxy statement, other than the chief executive officer, as of the last day of the taxable year. It is anticipated that future awards will qualify as performance based for purposes of Section 162(m), except for options subject to adjustment rights and restricted stock not subject to preestablished performance goals. Synovus does not presently anticipate making any such awards. However, Synovus reserves the ability to make awards which do not qualify for full deductibility under Section 162(m) if the Committee determines that the benefits of so doing outweigh full deductibility.

                               NEW PLAN BENEFITS

     The following table shows all grants of options of Synovus common stock under the 2000 Plan for fiscal year 1999:

 Name and                Number of Shares Subject
 Principal Position       to Options Granted (1)
--------------------     --------------------
 James H. Blanchard
   Chairman of the
   Board and Chief
   Executive Officer           170,901

 James D. Yancey
   President and Chief
   Operating Officer           106,537

  Richard E. Anthony
    Vice Chairman of the
    Board                       59,822

  G. Sanders Griffith, III
    Senior Executive Vice
    President, General
    Counsel and Secretary       50,275

 Walter M. Deriso, Jr.
    Vice Chairman of the
    Board                       47,888

Executive Group                518,779
Nonexecutive Director
 and Nominee Group(2)               -0-
Nonexecutive Officer
 Employee Group               2,648,643


     (1)Every eligible employee, including each person named above, received 150 options with an exercise price equal to the fair market value of Synovus common stock on July 20, 1999, which was $19.19 per share. These options, entitled "Shared Interest," become exercisable upon the earlier of (a) July 20, 2002 or
(b) the date the fair market value of Synovus common stock reaches $38.75 (double the exercise price, as adjusted) and expire on July 19, 2007. The remaining options listed above have an exercise price equal to the fair market value of Synovus common stock on February 9, 1999, which was $22.88 per share. These options become exercisable on February 9, 2001 and expire on February 8, 2009. The actual value an optionee may realize will depend on the excess of the fair market value of the stock less the exercise price on the date the option is exercised. The per share fair market value of Synovus stock as of February 16, 2000 was $17.50.

     (2)There are no non-executive directors or nominee directors (or their associates) who received such options nor any other person who is to receive 5% of such options.

                          EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table summarizes the cash and noncash compensation for each of the last three fiscal years for the chief executive officer of Synovus and for the other four most highly compensated executive officers of Synovus.
--------------------------------------------------------------------------------

                                                SUMMARY COMPENSATION TABLE
                                                                                         Long-Term
                                                Annual Compensation                     Compensation Awards
                          --------------------------------------------------------  --------------------------------
                                                                    Other            Restricted       Securities       All
                                                                    Annual           Stock            Underlying       Other
Name and                                                            Compen-          Award(s)         Options/         Compen-
Principal Position        Year    Salary           Bonus            sation<F1>            <F2>        SARs             sation<F3>
---------------------  --------  -------------     ------------     -------------    -------------    ------------     ------------
James H. Blanchard        1999    $656,000         $492,000           $1,500              -0-         670,901          $302,977
  Chairman of the         1998     635,250          476,438              -0-              -0-         211,929           306,378
  Board and Chief         1997     616,125          462,094              -0-              -0-         615,113           298,654
  Executive Officer

James D. Yancey           1999     490,000          318,500            2,000              -0-         106,537           244,078
  President and Chief     1998     475,000          464,750            2,000              -0-         132,126           271,639
  Operating Officer       1997     445,000          442,000            2,000              -0-         524,633           235,573

Richard E. Anthony        1999     358,000          214,500              -0-              -0-          59,822           137,958
  Vice Chairman of the    1998     335,000          306,000            2,000              -0-          69,270           157,071
  Board                   1997     310,000          282,000            2,000              -0-          78,368           109,977

G. Sanders Griffith, III  1999     300,500          180,300              -0-              -0-          50,275            82,951
  Senior Executive Vice   1998     283,750          258,450              -0-              -0-          59,226            94,336
  President, General      1997     268,000          242,850              -0-              -0-         254,480            81,279
  Counsel and Secretary

Walter M. Deriso, Jr.     1999     295,000          177,000              -0-              -0-          47,888            99,767
  Vice Chairman           1998     260,000          156,000              -0-              -0-          51,990           106,569
  of the Board            1997     225,000          135,000              -0-              -0-          58,776            74,794

---------------------
<F1> Amount for 1999 includes matching contributions under the Director Stock
     Purchase Plan of $1,500 for Mr. Blanchard and $2,000 for Mr. Yancey. Perquisites and other personal benefits are excluded because the aggregate amount does not exceed the lesser of $50,000 or 10% of annual salary and bonus for the named executives.

<F2> As of December 31, 1999, Messrs. Blanchard, Yancey, Anthony and Griffith
     held 26,567, 22,563, 11,282, and 10,849 restricted shares, respectively, with a value of $528,019, $448,440, $224,230 and $215,624, respectively.

<F3> The 1999 amount includes director fees of $54,900, $56,600, $20,600 and
     $20,600 for Messrs. Blanchard, Yancey, Anthony and Deriso, respectively, in connection with their service as directors of Synovus and certain of its subsidiaries; contributions or other allocations to defined contribution plans of $27,968 for each executive; allocations pursuant to defined contribution excess benefit agreements of $169,982, $111,621, $69,658, $54,319 and $50,867 for each of Messrs. Blanchard, Yancey, Anthony, Griffith and Deriso, respectively; premiums paid for group term life insurance coverage of $978, $1,000, $729, $613 and $602 for each of Messrs. Blanchard, Yancey, Anthony, Griffith and Deriso, respectively; the economic benefit of life insurance coverage related to split-dollar life insurance policies of $1,914, $1,318, $1,613 and $51 for each of Messrs. Blanchard, Yancey, Anthony and Griffith, respectively; and the dollar value of the benefit of premiums paid for split-dollar life insurance policies (unrelated to term life insurance coverage) projected on an actuarial basis of $47,235, $45,539 and $17,390 for each of Messrs. Blanchard, Yancey and Anthony, respectively.

STOCK OPTION EXERCISES AND GRANTS

     The following tables provide certain information regarding stock options granted and exercised in the last fiscal year and the number and value of unexercised options at the end of the fiscal year.
--------------------------------------------------------------------------------

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
                            Individual Grants
--------------------------------------------------------------------------------
                                             % of Total                                    Potential
                                             Options/                                      Realized Value at
                                             SARs           Exercise                       Assumed Annual Rates of
                                Options/     Granted to     or                             Stock Price Appreciation
                                SARs         Employees      Base                           For Option Term<F1>
                                Granted      in Fiscal      Price          Expiration      ---------------------
Name                            (#)          Year           ($/Share)      Date            5%($)       10% ($)
------------------------------  ------------ -------------- -------------- --------------- ----------  ---------
James H. Blanchard              170,751<F2>    4.0973%      $22.88         02/08/09        $1,865,455  $ 4,465,992
                                    150<F3>    0.0036        19.19         07/19/07             1,374        3,291
                                500,000<F4>   11.9978        19.06         9/12/09          4,550,000   10,900,000

James D. Yancey                 106,387<F2>    2.5528        22.88         02/08/09         1,162,278    2,782,552
                                    150<F3>    0.0036        19.19         07/19/07             1,374        3,291

Richard E. Anthony               59,672<F2>    1.4319        22.88         02/08/09           651,917    1,560,721
                                    150<F3>    0.0036        19.19         07/19/07             1,374        3,291

G. Sanders Griffith, III         50,125<F2>    1.2028        22.88         02/08/09           547,616    1,311,019
                                    150<F3>    0.0036        19.19         07/19/07             1,374        3,291

Walter M. Deriso                 47,738<F2>    1.1455        22.88         02/08/09           521,538    1,248,587
                                    150<F3>    0.0036        19.19         07/19/07             1,374        3,291
-----------

<F1> The dollar gains under these columns result from calculations using the identified growth rates and are not intended to forecast future price appreciation of Synovus common stock.

<F2> Options granted on February 9, 1999 at fair market value. Options become exercisable on February 9, 2001 and are transferable to family members.

<F3> Options granted on July 20, 1999 at fair market value. Options become exercisable upon the earlier of: (a) July 20, 2002; or (b) the date the per share fair market value of Synovus common stock equals or exceeds $38.38.

<F4> Options granted on September 13, 1999 at fair market value. Options become exercisable in equal installments when the per share fair market value of Synovus common stock meets or exceeds $40, $45 and $50, and in any event on September 12, 2006. Options are tranferable to family members.

--------------------------------------------------------------------------------

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                               OPTION/SAR VALUES

                                                    Number of Securities          Value of
                                                    Underlying Unexercised        Unexercised In-the-Money
                         Shares        Value        Options/SARs at FY-End (#)    Options/SARs at FY-End ($)<F1>
                         Acquired on   Realized     --------------------------    -------------------------------
Name                     Exercise (#)  ($)<F1>      Exercisable/Unexercisable     Exercisable/Unexercisable
------------------------ ------------  ---------    ---------------------------   -------------------------------
James H. Blanchard          -0-        $    -0-      875,325 /  1,182,830         $7,414,356/  $2,020,103
James D. Yancey             -0-             -0-      501,243 /    538,663          4,014,189/   1,612,603
Richard E. Anthony          -0-             -0-      297,972 /    129,092          3,056,739/         103
G. Sanders Griffith, III  10,125        210,380      243,147 /    259,501          2,014,097/     806,353
Walter M. Deriso            -0-             -0-       95,901 /     99,878            576,312/         103

----------

<F1> Market value of  underlying  securities  at exercise or year-end, minus the exercise or base price.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

     Employment Agreement with Mr. Blanchard. Synovus amended its Employment Agreement with Mr. Blanchard, Chairman of the Board of Directors and Chief
Executive Officer of Synovus, effective September 13, 1999. Under the amended Employment Agreement, Mr. Blanchard agreed to serve as Chairman and CEO of Synovus for five years, and to remain employed by Synovus for seven years. Synovus also agreed to make a "performance grant" of stock options to Mr.
Blanchard as discussed in the "Compensation Committee Report on Executive Compensation" on page 19. During 1999, Synovus paid Mr. Blanchard a base salary of $656,000 under this Employment Agreement. The Employment Agreement with Mr. Blanchard also provides that Mr. Blanchard will receive deferred compensation totaling $468,000 over a 10 to 15 year period following his death, disability or other termination of employment. This deferred compensation may be forfeited in the event Synovus terminates his employment for cause, he violates a 2-year Covenant Not to Compete, or in the event of his death by suicide.

     Employment Agreement with Mr. Yancey. Synovus has entered into an Employment Agreement with Mr. Yancey, President and Chief Operating Officer of of Synovus. Under this Agreement, Mr. Yancey receives a base salary that is determined on an annual basis by the Synovus Compensation Committee. During 1999, Synovus paid Mr. Yancey a base salary of $490,000 under this Employment Agreement. The Employment Agreement with Mr. Yancey also provides that Mr. Yancey will receive deferred compensation totaling $375,000 over a 10 to 15 year period following his death, disability or other termination of employment. This deferred compensation may be forfeited in the event Synovus terminates his employment for cause, he violates a 2-year Covenant Not to Compete, or in the event of his death by suicide. Mr. Yancey's Employment Agreement automatically renews every year and may be terminated upon 30 days prior written notice.

     Long-Term Incentive Plans. Under the terms of Synovus' 1992, 1994 and 2000 Long-Term Incentive Plans, all awards become automatically vested in the event of a change of control. Awards under the Plans may include stock options, restricted stock, stock appreciation and performance awards. Messrs. Blanchard, Yancey, Anthony, Griffith and Deriso each have restricted stock and stock options under the Long-Term Incentive Plans.

     Change of Control Agreements. Synovus has entered into Change of Control Agreements with Messrs. Blanchard, Yancey, Anthony, Griffith and Deriso, and certain other executive officers. In the event of a Change of Control, as defined below, an executive would receive the following:

     * Three times the executive's current base salary and bonus (bonus is defined as the average bonus over the past three years measured as a percentage multiplied by the executive's current base salary).

     *    Three years of medical, life, disability and other welfare benefits.

     * A pro rata bonus through the date of termination for the separation year.

     * A cash amount in lieu of a long-term incentive award for the year of separation equal to 1.5 times the normal market grant, if the executive received a long-term incentive award in the year of separation, or 2.5 times the market grant if not.

     In order to receive these benefits, an executive must be actually or constructively terminated within one year following a Change of Control or the executive may voluntarily or involuntarily terminate employment during the thirteenth month following a Change of Control. A Change of Control under these agreements is defined as (1) the acquisition of 20% or more of the "beneficial ownership" of Synovus' outstanding voting stock, with certain exceptions for Turner family members, (2) the persons serving as directors of Synovus as of January 1, 1996, and their replacements or additions, ceasing to comprise at least two-thirds of the Board members, (3) a merger, consolidation, reorganization or sale of Synovus' assets unless the prior owners of Synovus own more than two-thirds of the new company, no person owns more than 20% of the new company, and two-thirds of the company's new Board members are prior Board members of Synovus, or (4) a triggering event occurs as defined in the Synovus Rights Agreement. In the event an executive is impacted by the Internal Revenue Service excise tax that applies to certain Change of Control arrangements, the executive would receive additional payments so that he or she would be in the same position as if the excise tax did not apply. The Change of Control agreements do not provide for any retirement benefits or perquisites.

                            STOCK PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in cumulative shareholder return on Synovus common stock with the cumulative total return of the Standard & Poor's 500 Index and the Keefe, Bruyette & Woods 50 Bank Index for the last five fiscal years (assuming a $100 investment on December 31, 1994 and reinvestment of all dividends).

[Omitted Stock Performance Graph is represented by the following table.]

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
            SYNOVUS FINANCIAL CORP., S&P 500 AND KBW 50 BANK INDEX

               1994      1995      1996      1997      1998      1999
               ----      ----      ----      -----     -----     -----
Synovus        $100      $161      $277      $429      $478      $403

S&P 500        $100      $138      $169      $226      $290      $351

KBW 50         $100      $160      $227      $331      $359      $346

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee ("Committee") of Synovus is responsible for evaluating the compensation of senior management of Synovus and its subsidiaries and Synovus Board members, as well as the compensation and other benefit plans in which officers, employees and directors of Synovus and its subsidiaries participate. The Committee has designed its compensation program to attract and retain highly motivated and well-trained executives in order to create superior shareholder value for Synovus shareholders.

     Elements of Executive Compensation. The four elements of executive compensation at Synovus are:

     *      Base Salary
     *      Annual Bonus
     *      Long-Term Incentives
     *      Other Benefits

     The Committee believes that a substantial portion (though not a majority) of an executive's compensation should be at risk based upon performance, both in the short-term (through the annual bonus and the Synovus/TSYS Profit Sharing Plan and the Synovus/TSYS 401(k) Savings Plan) and long-term (through long-term incentives such as stock options and restricted stock awards). The remainder of each executive's compensation is primarily based upon the competitive practices of a select group of approximately 18 banks that had similar "market value added" as Synovus during the previous ten years ("similar companies"). "Market value added," as used by the Committee for this purpose, means the stock price increase during the ten-year period, plus dividends, less increases to paid-in capital. This subtraction eliminates any value added through acquisitions. The Committee believes that this approach accurately reflects the true competitors of Synovus and is the most appropriate market data to use for determining the compensation of Synovus executives. The companies used for comparison under this approach are not the same companies included in the peer group index appearing in the Stock Performance Graph on page 18. Each element of executive compensation is discussed in detail below.

     Base Salary. Base salary is an executive's annual rate of pay without regard to any other elements of compensation. The primary consideration used by the Committee to determine an executive's base salary is a market comparison of similar positions at similar companies based upon the executive's level of responsibility and experience. Base salaries are targeted in the median level of similar companies. In addition to market comparisons, individual performance is also considered in determining an executive's base salary, although it does not weigh heavily. Based solely upon market comparisons, the Committee increased Mr. Blanchard's base salary in 1999. The Committee also increased the base salaries of Synovus' other executive officers in 1999 based solely upon market comparisons.

     Annual Bonus. The Committee awards annual bonuses under two different plans, the Synovus Executive Bonus Plan (which was approved by Synovus shareholders) and the Synovus Incentive Bonus Plan. The Committee selects the participants in each Plan from year to year. For 1999, the Committee selected Mr. Blanchard to participate in the Executive Bonus Plan while Messrs. Yancey, Anthony, Griffith and Deriso were selected to participate in the Incentive Bonus Plan. Under the terms of the Plans, bonus amounts are paid as a percentage of base pay based on the achievement of performance goals that are established each year by the Committee. The performance goals may be chosen by the Committee from among the following measurements:

     *    Return on assets;

     *    Net income;

     *    Operating income;

     * Non-performing assets and/or loans as a percentage of total assets and/or loans;

     *    Return on capital compared to cost of capital;

     *    Earnings per share and/or earnings per share growth;

     *    Return on equity;

     *    Non-interest expense as a percentage of total expense;

     *    Loan charge-offs as a percentage of loans;

     *    Productivity and expense control;

     * Number of cardholder, merchant and/or other customer accounts processed and/or converted by TSYS;

     * Successful negotiation or renewal of contracts with new and/or existing customers by TSYS;

     *    Stock price; and

     *    Asset growth.

     The Committee established a payout matrix based on attainment of net income goals during 1999 for Mr. Blanchard and Synovus' other executive officers. The maximum percentage payouts under the Plans for 1999 were 75% for Mr. Blanchard, 65% for Mr. Yancey and 60% for Messrs. Anthony, Griffith and Deriso. Synovus' financial performance and each executive's individual performance can reduce the bonus awards determined by the attainment of the goals, although this was not the case for any of Synovus' executive officers. Because the maximum net income target for 1999 under the Plans was exceeded and the overall financial results of Synovus were favorable, Mr. Blanchard and Synovus' other executive officers were awarded the maximum bonus amount for which each executive was eligible under the Plans' payout matrix.

     Long-Term Incentives. The Committee has awarded both stock options and restricted stock awards to executives. Restricted stock awards are designed to focus executives on the long-term performance of Synovus. Stock options provide executives with the opportunity to buy and maintain an equity interest in Synovus and to share in its capital appreciation. Executives are encouraged to hold the shares received upon the lapse of restrictions on restricted stock awards and upon the exercise of stock options, linking their interests to those of Synovus' shareholders. The Committee has established a payout matrix for long-term grants that uses total shareholder return measured by Synovus' performance (stock price increases plus dividends) and how Synovus' total shareholder return compares to the return of the peer group of companies appearing in the Stock Performance Graph on page 18. For the long-term incentive awards made in 1999, total shareholder return and peer comparisons were measured during the 1996 to 1998 performance period. Under the payout matrix, the Committee awarded Messrs. Blanchard, Yancey, Anthony, Griffith and Deriso stock options of 170,901, 106,537, 59,822, 50,275, and 47,888, respectively. In addition, in connection with the amendment to Mr. Blanchard's Employment Agreement, the Committee made a "performance grant" of 500,000 stock options to Mr. Blanchard on September 13, 1999. The options are exercisable in equal installments when the market price of Synovus common stock exceeds $40, $45 and $50 per share and in any event on September 12, 2006. The Committee strongly believes that this "performance grant," which is designed to reward Mr. Blanchard for significant growth in shareholder value, is in the best interests of shareholders. The Committee intends to make similar awards in the future.

     Benefits. Executives receive other benefits that serve a different purpose than the elements of compensation discussed above. In general, these benefits either provide retirement income or protection against catastrophic events such as illness, disability and death. Executives generally receive the same benefits offered to the employee population, with the only exceptions designed to promote tax efficiency or to replace other benefits lost due to regulatory limits. The Synovus/TSYS Profit Sharing Plan and the Synovus/TSYS 401(k) Savings Plan, including an excess benefit plan which replaces benefits lost due to regulatory limits (collectively the "Plan"), is the largest component of Synovus' benefits package for executives. The Plan is directly related to the performance of Synovus because the contributions to the Plan, up to a maximum of 14% of an executive's compensation, depends upon Synovus' profitability. For 1999, Mr. Blanchard and Synovus' other executive officers received a Plan contribution of 10.48% of their compensation, based upon the Plan's profitability formula. The remaining benefits provided to executives are primarily based upon the competitive practices of similar companies.

     The Internal Revenue Code limits the deductibility for federal income tax purposes of annual compensation paid by a publicly held corporation to its chief executive officer and four other highest paid executives for amounts in excess of $1 million, unless certain conditions are met. Because the Committee seeks to maximize shareholder value, the Committee has taken steps to ensure that any compensation paid to its executives in excess of $1 million is deductible. For 1999, Messrs. Blanchard and Yancey would have been affected by this provision, but for the steps taken by the Committee. The Committee reserves the ability to make awards which do not qualify for full deductibility under the Internal Revenue Code, however, if the Committee determines that the benefits of doing so outweigh full deductibility.

     The Committee believes that its executive compensation program serves the best interests of the shareholders of Synovus. As described above, a substantial portion of the compensation of Synovus' executives is directly related to Synovus' performance. The Committee believes that the performance of Synovus to date validates its compensation philosophy.

Mason H. Lampton
V. Nathaniel Hansford

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mason H. Lampton and V. Nathaniel Hansford served as members of Synovus' Compensation Committee during 1999. No member of the Committee is a current or former officer of Synovus or its subsidiaries.

                          TRANSACTIONS WITH MANAGEMENT

     During 1999, the subsidiary banks of Synovus had outstanding loans directly to or indirectly accruing to the benefit of certain of the then directors and executive officers of Synovus, and their related interests. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. In the opinion of Synovus' management, such loans do not involve more than normal risks of collectibility or present other unfavorable features. In the future, the subsidiary banks of Synovus expect to have banking transactions in the ordinary course of business with Synovus' directors, executive officers and their related interests.

     During 1999, Synovus and its subsidiaries, including Columbus Bank, paid to W.C. Bradley Co. an aggregate of $3,462, for printing services and marketing materials provided by W.C. Bradley Co. These payments were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. Synovus' wholly owned subsidiary, Synovus Service Corp., and TSYS leased various properties in Columbus, Georgia from W.C. Bradley Co. during 1999 for office space and storage. The rent paid for the space by Synovus Service Corp., which is approximately 35,400 square feet, was approximately $90,729. The rent paid for the space by TSYS, which is approximately 71,915 square feet, was approximately $227,418. The lease agreements were made on substantially the same terms as those prevailing at the time for comparable leases for similar facilities with an unrelated third party in Columbus, Georgia.

     Columbus Bank and W.C.B. Air L.L.C. are parties to a Joint Ownership Agreement pursuant to which they jointly own or lease aircraft. W. C. Bradley Co. owns all of the limited liability company interests of W.C.B. Air. Columbus Bank and W.C.B. Air have each agreed to pay fixed fees for each hour they fly the aircraft owned and/or leased pursuant to the Joint Ownership Agreement. Columbus Bank paid an aggregate sum of $2,371,939 for use of the aircraft during 1999 pursuant to the terms of the Joint Ownership Agreement. This amount represents the charges incurred by Columbus Bank and its affiliated corporations for use of the aircraft, and includes $881,970 for TSYS' use of the aircraft, for which Columbus Bank was reimbursed by TSYS.

     TB&C Bancshares, Inc. is a principal shareholder of Synovus. TB&C Bancshares is a "family bank holding company" organized by William B. Turner, and his sisters, Sarah T. Butler and Elizabeth T. Corn. TB&C Bancshares is a party to a lease agreement pursuant to which it leases voting and certain other rights in a total of 13,311,843 shares of Synovus common stock held in trust by Synovus Trust Company, a subsidiary of Columbus Bank, as Trustee of three trusts for the benefit of Mr. Turner, Mrs. Butler and Mrs. Corn and their respective descendants. During 1999, TB&C Bancshares paid Synovus Trust Company, as Trustee, $523,008 pursuant to the terms of the lease agreement, which amount represents the fair market value of the voting rights as determined by an independent appraiser. William B. Turner, Chairman of the Executive Committee of Synovus and Columbus Bank and a director of TSYS, is an advisory director and shareholder of W.C. Bradley Co. and is an officer, director and shareholder of TB&C Bancshares. James H. Blanchard, Chairman of the Board of Synovus, Chairman of the Executive Committee of TSYS and a director of Columbus Bank, is a director of W.C. Bradley Co. Elizabeth C. Ogie, the niece of William B. Turner, is a director of W.C. Bradley Co., Columbus Bank and Synovus and is an officer, director and shareholder of TB&C Bancshares. W. Walter Miller, Jr., the brother-in-law of Elizabeth C. Ogie, is a director of W.C. Bradley Co. and Senior Vice President and a director of TSYS. Stephen T. Butler, the nephew of William B. Turner, is an officer and director of W.C. Bradley Co., an officer, director and shareholder of TB&C Bancshares and is a director of Columbus Bank. W.B. Turner, Jr., the son of William B. Turner, is an officer and director of W.C. Bradley Co., an officer, director and shareholder of TB&C Bancshares and a director of Columbus Bank. John T. Turner, the son of William B. Turner, is an officer and director of W.C. Bradley Co., a shareholder of TB&C Bancshares and a director of Columbus Bank. Sarah T. Butler and Elizabeth T. Corn, the sisters of William B. Turner, are shareholders of W.C. Bradley Co., are officers, directors and shareholders of TB&C Bancshares and may be deemed to be principal shareholders of Synovus as a result of their relationship with TB&C Bancshares.

     Bradley & Hatcher, a law firm located in Columbus, Georgia, was paid $67,184 for the performance of legal services on behalf of certain of Synovus' subsidiaries during 1999. Richard Y. Bradley, a director of Synovus, Columbus Bank and TSYS, is a partner of Bradley & Hatcher.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth the number of shares of Synovus common stock held by the only known holders of more than 5% of the outstanding shares of Synovus common stock.


                                                   Percentage of
                         Shares of                 Outstanding Shares of
                         Synovus Common Stock      Synovus Common Stock
Name and Address of      Beneficially Owned        Beneficially Owned
Beneficial Owner         as of 12/31/99            as of 12/31/99
-----------------------  ------------------------- ---------------------------
Synovus Trust Company        36,230,295<F1>             12.8%
1148 Broadway
Columbus, Georgia 31901

TB&C Bancshares, Inc.<F2>    27,716,207                 10.0
1017 Front Avenue
Columbus, Georgia 31901

William B. Turner<F2>        30,429,151<F3><F4>         10.8
P.O. Box 120
Columbus, Georgia 31902

Sarah T. Butler<F2>          30,493,678<F3><F5>         10.8
P.O. Box 120
Columbus, Georgia 31902

Elizabeth T. Corn<F2>        30,890,401<F3><F6>         10.9
P.O. Box 120
Columbus, Georgia 31902

W.B. Turner, Jr.<F2>         30,427,141<F3><F7>         10.8
P.O. Box 120
Columbus, Georgia 31902

Stephen T. Butler<F2>        30,459,988<F3><F8>         10.8
P.O. Box 120
Columbus, Georgia 31902

Elizabeth C. Ogie<F2>        30,564,337<F3><F9>         10.8
P.O. Box 120
Columbus, Georgia 31902

-----------------------------------

<F1> As of December 31, 1999, the banking and trust company subsidiaries of
     Synovus, including Columbus Bank through its wholly owned subsidiary Synovus Trust Company, held in various fiduciary capacities a total of 37,290,513 shares of Synovus common stock as to which they possessed sole or shared voting or investment power. Of this total, Synovus Trust Company held 21,770,571 shares as to which it possessed sole investment power, 20,750,255 shares as to which it possessed sole voting power, 882,959 shares as to which it possessed shared voting power and 14,361,371 shares as to which it possessed shared investment power. The other banking and trust subsidiaries of Synovus held 1,002,906 shares as to which they possessed sole voting power, 721,250 shares as to which they possessed sole investment power and 201,441 shares as to which they possessed shared voting or investment power. In addition, as of December 31, 1999, Synovus Trust Company and the banking and trust subsidiaries of Synovus held in various agency capacities an additional 22,273,854 shares of Synovus common stock as to which they possessed no voting or investment power. Of this additional amount as to which no voting or investment power was possessed, Synovus Trust Company and the banking and trust subsidiaries of Synovus held 22,117,766 and 156,088 shares, respectively. Synovus and its subsidiaries disclaim beneficial ownership of all shares of Synovus common stock which are held by them in various fiduciary and agency capacities.

<F2> TB&C Bancshares, Inc. is a "family bank holding company" organized by
     William B. Turner (the Chairman of Synovus' Executive Committee) and his sisters, Sarah T. Butler and Elizabeth T. Corn. The six directors of TB&C Bancshares, Mr. Turner, Mmes. Butler and Corn, Elizabeth C. Ogie (the daughter of Mrs. Corn), Stephen T. Butler (the son of Mrs. Butler), and William B. Turner, Jr. (the son of Mr. Turner), are each construed to be the beneficial owners of the 27,716,207 shares of Synovus common stock beneficially owned by TB&C Bancshares. As TB&C Bancshares owns 10% of the outstanding shares of Synovus common stock, TB&C Bancshares is registered as a bank holding company. To the best of Synovus' knowledge, the shares of Synovus common stock beneficially owned by TB&C Bancshares qualify for ten votes per share, subject to the completion by TB&C Bancshares of the Certification contained on its proxy card.

<F3> Includes 14,404,364 shares of Synovus common stock individually owned by
     TB&C Bancshares; 2,620,493 shares held by a charitable foundation of which each of the directors of TB&C Bancshares is a trustee; in the case of Mrs. Corn and Mrs. Ogie, 126,599 shares of Synovus common stock held by a charitable foundation of which Mrs. Corn and Mrs. Ogie are trustees; and 13,311,843 shares of Synovus common stock beneficially owned by TB&C Bancshares pursuant to a lease agreement between TB&C Bancshares and Synovus Trust Company as Trustee of three trusts for the benefit of Mr. Turner, Mrs. Butler and Mrs. Corn and their respective descendants. Pursuant to the agreement, TB&C Bancshares leases from Synovus Trust Company as Trustee of such trusts voting and certain other rights with respect to the shares of Synovus common stock held in the trusts.

<F4> In addition to the shares of Synovus common stock described in footnote 3 above, Mr. Turner possessed sole voting and investment power with respect to 72,634 shares and shared voting or investment power with respect to 19,817 shares of Synovus common stock.

<F5> In addition to the shares of Synovus common stock described in footnote 3 above, Mrs. Butler possessed sole voting and investment power with respect to 65,430 shares and shared voting or investment power with respect to 91,548 shares of Synovus common stock.

<F6> In addition to the shares of Synovus common stock described in footnote 3 above, Mrs. Corn possessed sole voting and investment power with respect to 6,229 shares and shared voting or investment power with respect to 420,873 shares of Synovus common stock.

<F7> In addition to the shares of Synovus common stock described in footnote 3 above, Mr. Turner possessed sole voting and investment power with respect to 74,800 shares and shared voting or investment power with respect to 15,641 shares of Synovus common stock.

<F8> In addition to the shares of Synovus  common stock  described in footnote 3 above, Mr. Butler possesssed sole voting and investment power with respect to 118,344 shares and shared voting or investment power with respect to 4,944 shares of Synovus common stock.

<F9> In addition to the shares of Synovus common stock described in footnote 3 above, Mrs. Ogie possessed sole voting and investment power with respect to 68,551 shares and shared voting or investment power with respect to 32,487 shares of Synovus common stock.

       RELATIONSHIPS BETWEEN SYNOVUS, COLUMBUS BANK, TSYS AND CERTAIN OF
                      SYNOVUS' SUBSIDIARIES AND AFFILIATES

BENEFICIAL OWNERSHIP OF TSYS COMMON STOCK BY COLUMBUS BANK

     The following table sets forth, the number of shares of TSYS common stock beneficially owned by Columbus Bank, the only known beneficial owner of more than 5% of the issued and outstanding shares of TSYS common stock, as of December 31, 1999.


                                                  Percentage of
                         Shares of                Outstanding Shares of
                         TSYS Common Stock        TSYS Common Stock
Name and Address of      Beneficially Owned       Beneficially Owned
Beneficial Owner         as of 12/31/99           as of 12/31/99
-----------------------  ------------------------ ------------------------
Columbus Bank
and Trust Company        157,455,980<F1><F2>        80.8%
1148 Broadway
Columbus, Georgia 31901

-----------------

<F1> Columbus Bank individually owns these shares.

<F2> As of December 31, 1999, Synovus Trust Company held in various fiduciary capacities a total of 1,639,923 shares (.84%) of TSYS common stock. Of this total, Synovus Trust Company held 1,306,403 shares as to which it possessed sole voting power, 1,263,558 shares as to which it possessed sole investment power, 285,569 shares as to which it possessed shared voting power and 292,719 shares as to which it possessed shared investment power. In addition, as of December 31, 1999, Synovus Trust Company held in various agency capacities an additional 2,087,506 shares of TSYS common stock as to which it possessed no voting or investment power. Synovus and Synovus Trust Company disclaim beneficial ownership of all shares of TSYS common stock which are held by Synovus Trust Company in various fiduciary and agency capacities.

     Columbus Bank, by virtue of its ownership of 157,455,980 shares, or 80.8% of the outstanding shares of TSYS common stock on December 31, 1999, presently controls TSYS. Synovus presently controls Columbus Bank.

INTERLOCKING DIRECTORATES OF SYNOVUS, COLUMBUS BANK AND TSYS

     Seven of the members of and nominees to serve on Synovus' Board of Directors also serve as members of the Boards of Directors of TSYS and Columbus Bank. They are James H. Blanchard, Richard Y. Bradley, Gardiner W. Garrard, Jr., John P. Illges, III, H. Lynn Page, William B. Turner and James D. Yancey. Elizabeth C. Ogie serves as a member of the Board of Directors of Columbus Bank, but does not serve as a member of the Board of Directors of TSYS. Mason H. Lampton serves on the Board of Directors of TSYS and as an Advisory Director of Columbus Bank.

TSYS COMMON STOCK OWNERSHIP OF DIRECTORS AND MANAGEMENT

     The following table sets forth the number of shares of TSYS common stock beneficially owned by each of Synovus' directors, by each executive officer named in the Summary Compensation Table on page 15 and by all directors and executive officers as a group as of December 31, 1999.

--------------------------------------------------------------------------------

                             Shares of TSYS       Shares of TSYS                             Percentage of
                              Common  Stock         Common Stock               Total           Outstanding
                               Beneficially         Beneficially              Shares             Shares of
                                 Owned with           Owned with             of TSYS           TSYS Common
                                Sole Voting        Shared Voting        Common Stock                 Stock
                             and Investment       and Investment        Beneficially          Beneficially
                                Power as of          Power as of         Owned as of           Owned as of
 Name                              12/31/99             12/31/99            12/31/99              12/31/99
---------------------------  -------------------  --------------------- -------------------  -------------
 Richard E. Anthony                   -----               -----                -----                 ---
 Joe E. Beverly                       -----               -----                -----                 ---
 James H. Blanchard                 783,443             360,480            1,143,923                   *
 Richard Y. Bradley                  21,652               5,000               26,652                   *
 Walter M. Deriso, Jr.                3,853               3,829                7,682                   *
 C. Edward Floyd, M.D.                -----               -----                -----                 ---
 Gardiner W. Garrard, Jr.            12,646               -----               12,646                   *
 G. Sanders Griffith, III            19,422<F1>           -----               19,422                   *
 V. Nathaniel Hansford                -----               1,552                1,552                   *
 John P. Illges, III                103,797              81,750              185,547                   *
 Mason H. Lampton                    39,647             104,234<F2>          143,881                   *
 Elizabeth C. Ogie                   10,200              41,447<F3>           51,647                   *
 H. Lynn Page                       347,546             314,596<F4>          662,142                   *
 Robert V. Royall                    60,000               -----               60,000                   *
 Melvin T. Stith                      -----               -----                -----                 ---
 William B. Turner                  159,790             576,000              735,790                   *
 James D. Yancey                    785,295              24,208              809,503                   *
 Directors and Executive
  Officers as a Group
     (21 persons)                 2,366,001           1,513,096            3,879,097                 2.0

*Less than one percent of the outstanding shares of TSYS common stock.
-------------------

<F1> Includes 16,734 shares of TSYS common stock with respect to which Mr.
     Griffith has no investment power.

<F2> Includes 28,800 shares of TSYS common stock held in a trust for which Mr.
     Lampton is not the trustee. Mr. Lampton disclaims beneficial ownership of such shares.

<F3> Includes 39,168 shares of TSYS common stock held by a charitable foundation of which Mrs. Ogie is a trustee.

<F4> Includes 48,742 shares of TSYS common stock held by a charitable foundation of which Mr. Page is a trustee.

TRANSACTIONS AND AGREEMENTS BETWEEN SYNOVUS, COLUMBUS BANK, TSYS AND CERTAIN OF SYNOVUS' SUBSIDIARIES

     During 1999, Columbus Bank and certain of Synovus' other banking subsidiaries received bankcard data processing services from TSYS. The bankcard data processing agreement between Columbus Bank and TSYS can be terminated by Columbus Bank upon 60 days prior written notice to TSYS or terminated by TSYS upon 180 days prior written notice to Columbus Bank. During 1999, TSYS derived $8,049,915 in revenues from Columbus Bank and certain of Synovus' other banking subsidiaries for the performance of bankcard data processing services and $221,844 in revenues from Synovus and its subsidiaries for the performance of other data processing services. TSYS' charges to Columbus Bank and Synovus' other banking subsidiaries for bankcard and other data processing services are comparable to, and are determined on the same basis as, charges by TSYS to similarly situated unrelated third parties.

     Synovus Service Corp., a wholly owned subsidiary of Synovus, provides various services to Synovus' subsidiary companies, including TSYS. TSYS and Synovus Service Corp. are parties to a Lease Agreement pursuant to which Synovus Service Corp. leased from TSYS office space for lease payments aggregating $51,594 during 1999. Synovus Service Corp. also paid
TSYS $382,840 during 1999 for data processing services. The terms of these transactions are comparable to those which could have been obtained in transactions with unaffiliated third parties.

     Synovus and TSYS and Synovus Service Corp. and TSYS are parties to Management Agreements (having one year, automatically renewable, unless terminated, terms), pursuant to which Synovus and Synovus Service Corp. provide certain management services to TSYS. During 1999, these services included human resource services, maintenance services, security services, communication services, corporate education services, travel services, investor relations services, corporate governance services, legal services, regulatory and statutory compliance services, executive management services performed on behalf of TSYS by certain of Synovus' officers and financial services. As compensation for management services provided during 1999, TSYS paid Synovus and Synovus Service Corp. management fees of $1,524,780 and $10,639,179, respectively. Management fees are subject to future adjustments based upon charges at the time by unrelated third parties for comparable services.

     During 1999, Synovus Trust Company served as trustee of various employee benefit plans of TSYS. During 1999, TSYS paid Synovus Trust Company trustee's fees under these plans of $317,081.

     During 1999, Columbus Depot Equipment Company, a wholly owned subsidiary of TSYS, and Columbus Bank and 9 of Synovus' other subsidiaries were parties to Lease Agreements pursuant to which Columbus Bank and 9 of Synovus' other subsidiaries leased from Columbus Depot Equipment Company computer related equipment for bankcard and bank data processing services for lease payments aggregating $80,490. The terms, conditions and rental rates provided for in these Agreements are comparable to corresponding terms, conditions and rates provided for in leases of similar equipment offered by unrelated third parties.

     During 1999, Synovus Technologies, Inc., a wholly owned subsidiary of Synovus, paid TSYS $143,405 for data links, network services and other miscellaneous items related to the data processing services which Synovus Technologies provides to its customers, which amount was reimbursed to Synovus Technologies by its customers. During 1999, Synovus Technologies paid TSYS $24,900 primarily for computer processing services. During 1999, TSYS paid Synovus Technologies $765,741 for lockbox services. The charges for processing and other services are comparable to those between unrelated third parties.

     During 1999, TSYS and Columbus Bank were also parties to a Lease Agreement pursuant to which TSYS leased office space from Columbus Bank for lease payments of $36,308. The terms, conditions and rental rates provided for in this Lease Agreement are comparable to corresponding terms, conditions and rates provided for in leases of similar facilities offered by unrelated third parties in the Columbus, Georgia area. In addition, TSYS paid Columbus Bank $345,893 during 1999 for marketing rights. These charges are comparable to those between unrelated third parties.

     During 1999, Synovus, Columbus Bank and other Synovus subsidiaries paid to Columbus Productions, Inc. and TSYS Total Solutions, Inc., wholly owned subsidiaries of TSYS, an aggregate of $5,403,294 for printing, correspondence and facilities management services. The charges for these services are comparable to those between unrelated third parties.

     During 1999, TSYS and its subsidiaries were paid $1,865,621 of interest by Columbus Bank in connection with deposit accounts with, and commercial paper purchased from, Columbus Bank. These interest rates are comparable to those in transactions between unrelated third parties.

     TSYS has entered into an agreement with Columbus Bank with respect to the use of aircraft owned or leased by Columbus Bank and W.C.B. Air L.L.C. Columbus Bank and W.C.B.Air are parties to a Joint Ownership Agreement pursuant to which they jointly own or lease aircraft. TSYS paid Columbus Bank $881,970 for its use of the aircraft during 1999. The charges payable by TSYS to Columbus Bank in connection with its use of this aircraft approximate charges available to unrelated third parties in the State of Georgia for use of comparable aircraft for commercial purposes.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires Synovus' officers and directors, and persons who own more than ten percent of Synovus common stock, to file reports of ownership and changes in ownership on Forms 3,4 and 5 with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish Synovus with copies of all Section 16(a) forms they file.

     To Synovus' knowledge, based solely on its review of the copies of such forms received by it, and written representations from certain reporting persons that no Forms 5 were required for those persons, Synovus believes that during the fiscal year ended December 31, 1999 all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that Ms. James filed an amended Form 3 to correctly state her beneficial ownership of shares.

                              INDEPENDENT AUDITORS

     On March 1, 2000, Synovus' Board of Directors appointed KPMG LLP as the independent auditors to audit the consolidated financial statements of Synovus and its subsidiaries for the fiscal year ending December 31, 2000. The Board of Directors knows of no direct or material indirect financial interest by KPMG in Synovus or any of its subsidiaries, or of any connection between KPMG and Synovus or any of its subsidiaries, in any capacity as promoter, underwriter, voting trustee, director, officer, shareholder or employee.

     Representatives of KPMG will be present at Synovus' 2000 Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                              GENERAL INFORMATION

FINANCIAL INFORMATION

     Detailed financial information for Synovus and its subsidiaries for its 1999 fiscal year is included in Synovus' 1999 Annual Report that is being mailed to Synovus' shareholders together with this Proxy Statement.

SHAREHOLDER PROPOSALS FOR THE 2001 PROXY STATEMENT

     Any shareholder satisfying the Securities and Exchange Commission requirements and wishing to submit a proposal to be included in the Proxy Statement for the 2001 Annual Meeting of Shareholders should submit the proposal in writing to the Secretary, Synovus Financial Corp., 901 Front Avenue, Suite 301, Columbus, Georgia 31901. Synovus must receive a proposal by November 16, 2000 in order to consider it for inclusion in the Proxy Statement for the 2001 Annual Meeting of Shareholders.

DIRECTOR NOMINEES OR OTHER BUSINESS FOR PRESENTATION AT THE ANNUAL MEETING

     Shareholders who wish to present director nominations or other business at the Annual Meeting are required to notify the Secretary of their intent at least 45 days but not more than 90 days before March 16, 2001 and the notice must provide information as required in the bylaws. A copy of these bylaw requirements will be provided upon request in writing to the Secretary, Synovus Financial Corp., 901 Front Avenue, Suite 301, Columbus, Georgia 31901.
This requirement does not apply to the deadline for submitting shareholder proposals for inclusion in the Proxy Statement (see "Shareholder Proposals for the 2001 Proxy Statement" above), nor does it apply to questions a shareholder may wish to ask at the meeting.

SOLICITATION OF PROXIES

     Synovus will pay the cost of soliciting proxies. Proxies may be solicited on behalf of Synovus by directors, officers or employees by mail, in person or by telephone, facsimile or other electronic means. Synovus will reimburse brokerage firms, nominees, custodians, and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to beneficial owners.

     The above Notice of Annual Meeting and Proxy Statement are sent by order of the Synovus Board of Directors.

                                 By Order of the Board of Directors
                                 /s/JAMES H. BLANCHARD
                                 JAMES H. BLANCHARD
                                 Chairman of the Board, Synovus Financial Corp.


March 16, 2000